

WOBD, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2019 and 2018

WOBD, LLC

DECEMBER 31, 2019 and 2018

TABLE OF CONTENTS







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69852

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WOBD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5150 E. DUBLIN GRANVILLE RD - SUITE ONE
(No. and Street)

(City)	(State)	(Zip Code)
	OH	43081

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL J. MENZER - (614) 855-1155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARK, SCHAEFER, HACKETT & CO.
(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
1 East Fourth St - Ste 1200	CINCINNATI	OH	45202

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, MICHAEL J. MENZER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WOBD, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO & GENERAL MANAGER

Title

NOTARIAL SEAL STATE OF OHIO
CYNTHIA A WOOLARD
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
08-21-2022

Cynthia A. Woolard

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARK SCHAEFER HACKETT
CPAS & ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212 | cshco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
WOBD, LLC
Westerville, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of WOBD, LLC as of December 31, 2019 and 2018, the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of WOBD, LLC as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of WOBD, LLC's management. Our responsibility is to express an opinion on WOBD, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to WOBD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules 1, 2 and 3 on pages 13 to 15 has been subjected to audit procedures performed in conjunction with the audits of WOBD, LLC's financial statements. The supplemental information is the responsibility of WOBD, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Clark, Schaefer, Hackett & Co.

We have served as WOBD, LLC's auditor since 2017.

Cincinnati, Ohio
February 21, 2020

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2019 and 2018

	2019	2018
ASSETS		
Cash	$ 138,552	$ 41,006
Prepaid expenses	8,704	15,496
Receivable from parent	6,066	3,357
Deposits	3,838	3,085
Equipment, net of accumulated depreciation of $2,078 and $1,218, respectively	2,222	3,082
	$ 159,382	$ 66,026
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$ 765	$ -
Accrued expenses	9,300	8,928
Payable to broker	3,033	3,357
	13,098	12,285
MEMBER'S EQUITY	146,284	53,741
	$ 159,382	$ 66,026

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2019 and 2018

	2019	2018
REVENUE		
Fee income	$ 795,845	$ 76,253
EXPENSES		
Commissions	547,410	76,253
Professional fees	59,177	51,737
General and administrative	39,483	29,926
Depreciation	860	860
	646,930	158,776
NET INCOME (LOSS)	$ 148,915	$ (82,523)

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

YEARS ENDED DECEMBER 31, 2019 and 2018

BALANCE - JANUARY 1, 2018	$	53,168
NET LOSS		(82,523)
MEMBER CONTRIBUTIONS		83,096
BALANCE - DECEMBER 31, 2018		53,741
NET INCOME		148,915
MEMBER CONTRIBUTIONS		43,628
MEMBER DISTRIBUTIONS		(100,000)
BALANCE - DECEMBER 31, 2019	$	146,284

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2019 and 2018

	2019	2018
CASH FLOWS PROVIDED FROM (USED IN) OPERATING ACTIVITIES		
Net income (loss)	$ 148,915	$ (82,523)
Adjustments to reconcile net income (loss) to net cash provided from (used in) operating activities:		
Depreciation	860	860
Noncash contributions for shared service expenses	23,628	18,096
Increase (decrease) in cash caused by changes in operating items:		
Prepaid expenses	6,792	(15,496)
Receivable from parent	(2,709)	(3,357)
Deposits	(753)	(1,200)
Accounts payable	765	(4,379)
Accrued expenses	372	(3,987)
Payable to broker	(324)	3,357
Net cash flow provided from (used in) operating activities	177,546	(88,629)
CASH FLOWS (USED IN) PROVIDED FROM FINANCING ACTIVITIES		
Contributions from member	20,000	65,000
Distributions to members	(100,000)	-
Net cash flow (used in) provided from financing activities	(80,000)	65,000
INCREASE (DECREASE) IN CASH	97,546	(23,629)
CASH, BEGINNING OF YEAR	41,006	64,635
CASH, END OF YEAR	$ 138,552	$ 41,006
SUPPLEMENTAL NONCASH DISCLOSURE:		
Capital contributions	$ 23,628	$ 18,096

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2019 and 2018

1.   ORGANIZATION AND NATURE OF BUSINESS

Business Activities

WOBD, LLC, (the Company) is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Ohio limited liability company. The Company is a wholly-owned subsidiary of White Oak Partners, LLC (the Parent). The U.S. dollar ($) is the functional currency of the Company, and the accompanying financial statements include the accounts of the Company.

The Company was formed on July 21, 2016, with an indefinite term. The Parent is engaged primarily in sponsoring and providing certain services pursuant to the acquisition and management of market-rent multi-family rental communities, with activities concentrated in Georgia, Minnesota, North Carolina, Texas and Pennsylvania.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include the accounts of the Company, and are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash in bank accounts with balances which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Equipment is recorded at cost, and is depreciated on a straight-line basis using estimated useful lives of five to ten years.

Revenue Recognition

Fee income is derived from a percentage of equity raised in connection with acquisitions of multi-family rental communities by the Parent, and income is recognized when earned in accordance with accounting principles generally accepted in the United States.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2019 and 2018

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

Fee income and related commission expenses are recorded when earned, which is when the underlying equity transactions are completed, and funds are received. The Company believes that the performance obligation is satisfied at a point in time (on the notice date) because that is when the underlying equity transaction is identified, the amounts are agreed upon and the risks and rewards of ownership have been transferred.

Income Taxes

The income or loss of the Company is included in the consolidated federal income tax return filed by the Parent. As such, the Company does not record income tax expense or related accruals. The Company accounts for uncertain tax positions in accordance with ASC Topic 740, Income Taxes. For the years ended December 31, 2019 and 2018, the Company did not have a liability for unrecognized tax benefits.

3.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital as defined under the rule. At December 31, 2019 and 2018, the Company had net capital of $125,454 and $28,721 respectively, which were $120,454 and $23,721, respectively, in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital at December 31, 2019 and 2019 was approximately 0.10 to 1 and 0.43 to 1, respectively, as compared to a maximum allowed ratio of 15 to 1.

4.   EXEMPTION FROM RULE 15c3-3

The Company operates under (k)(2)(i) of SEC Rule 15c3-3, the Customer Protection Rule, and therefore claims exemption from the requirements of Rule 15c3-3. The Company promptly transmits all funds received in connection with its activities as a broker or dealer, does not carry margin accounts, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

5.   RELATED PARTY TRANSACTIONS

The Company's related parties include the Parent and entities affiliated with the Parent. Under the terms of the shared services agreement, the Parent charges the Company a monthly fee representing an allocable share of rent, utilities, communications and office equipment, various supplies, and employee salaries. For the years ended December 31, 2019 and 2018, the Company incurred fees of $23,628 and $18,096, respectively. In lieu of payment, the Company reflects these amounts as non-cash capital contributions.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2019 and 2018

5.   RELATED PARTY TRANSACTIONS (Continued)

The Company's fee income is derived from a percentage of equity raised in connection with acquisitions of multi-family rental communities and is paid by the Parent to the Company. For the years ended December 31, 2019 and 2018, the Company had a receivable from the Parent of $6,066 and $3,357, respectively, all related to private placements.

6.   CONTINGENT LIABILITY

The Company has entered into multiple participating broker dealer agreements with a third party to provide assistance with the offer and sale of limited partnership interests in private placements. The agreements provide for a synthetic interest payment due to the participating broker dealer at the conclusion of each partnership. The amount due to the participating broker dealer is contingent upon the performance of each partnership and the final equity multiple achieved. At this time, it is not possible to estimate a range of amounts to be owed and accordingly, no liability has been recorded at December 31, 2019 in the accompanying financial statements.

7.   SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through February 21, 2020, the date on which the financial statements were available to be issued.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2019 and 2018

	2019	2018
NET CAPITAL		
TOTAL EQUITY	$ 146,284	$ 53,741
DEDUCT NON-ALLOWABLE ASSETS	(20,830)	(25,020)
NET CAPITAL	$ 125,454	$ 28,721
COMPUTATION OF NET CAPITAL REQUIREMENT:		
MINIMUM NET CAPITAL REQUIRED	5,000	5,000
EXCESS NET CAPITAL	$ 120,454	$ 23,721
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 13,098	$ 12,285
Net Capital less greater of 10% of total aggregate indebtedness or 120% of the Net Capital Requirement	$ 119,454	$ 22,721
Ratio: Aggregate indebtedness to net capital	0.10 to 1	0.43 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net Capital, as reported on Company's Part IIA (unaudited) FOCUS report	$ 125,454	$ 28,721
Reversal of fiscal 2018 transaction recorded in 2017	-	-
Increase in accrued expenses	-	-
Rounding	-	-
Net Capital, per the preceding	$ 125,454	$ 28,721

SCHEDULE 2 - COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT
RESERVE OF BROKERS AND DEALERS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2019 and 2018

CREDIT BALANCES	$	-
DEBIT BALANCES		-
EXCESS OF TOTAL DEBITS OVER TOTAL CREDITS	$	-
REQUIRED DEPOSIT	$	-

NOTE: The Company is exempt according to the provisions of Rule 15c3-3 (k)(2)(i).

SCHEDULE 3 - COMPUTATION FOR DETERMINATION OF PAB ACCOUNT
RESERVE OF BROKERS AND DEALERS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2019 and 2018

TOTAL PAB CREDIT ITEMS	$ -
TOTAL PAB DEBIT ITEMS	-
RESERVE COMPUTATION	
Excess of total PAB debits over total PAB credits	-
REQUIRED DEPOSIT	$ -

NOTE: The Company is exempt according to the provisions of Rule 15c3-3 (k)(2)(i).



CLARK SCHAEFER HACKETT
CPAS & ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212 | cshco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
WOBD, LLC
Westerville, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) WOBD, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which WOBD, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) WOBD, LLC stated that WOBD, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. WOBD, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WOBD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 21, 2020

WOBD, LLC's EXEMPTION REPORT

WOBD, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

WOBD, LLC

I, Michael J. Menzer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO & GENERAL MANAGER

February 21, 2020